Exhibit 2

FOR IMMEDIATE RELEASE	20 July 2017

WPP PLC (“WPP”)

Grey acquires full-service digital agency Sensio in France

WPP announces that its wholly-owned operating company Grey, the global marketing communications agency, has acquired a majority stake in Extrême-Sensio (“Sensio”) in France.

Sensio is a full service digital agency that offers services including consulting, design, technology and customer acquisition. Founded in 1998, the agency has around 75 people and is headquartered in Paris. Clients include Groupe PSA, AXA, E.Leclerc, Futuroscope, Häagen Dazs and Nexity. Sensio’s revenues were approximately €7.7 million for the year ended 31 December 2016 with gross assets of approximately €5.7 million as at the same date. The company is listed as one of the “Growth Champions” by Les Echos / Statista, and features in the Financial Times’ “1000 Fastest Growing Companies”.

As a result of UK’s referendum decision to leave the European Union, WPP is placing an even greater emphasis on growth in Western Continental Europe, which includes Germany, France, Italy and Spain. This acquisition continues WPP’s strategy of investing in fast growth markets and important sectors. In France, WPP companies (including associates) generate revenues of US$700 million and employ around 4,500 people. WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years.

Contact:

Feona McEwan, WPP                                             +44(0) 20 7408 2204

Chris Wade, WPP